FOR IMMEDIATE RELEASE  Contacts:
May 12, 1998
                       HUNTSMAN PACKAGING CORPORATION   INFORMATION AGENT:
                       Scott K. Sorensen                MacKenzie Partners, Inc.
                       Executive Vice President and     (212) 929-5500
                        Chief Financial Officer         BANKS AND BROKERS:
                       (801) 532-5200                   (212) 929-5500

                                                        ALL OTHERS:
                                                        1-800-322-2885


HUNTSMAN PACKAGING CORPORATION EXTENDS ITS TENDER OFFER FOR BLESSINGS CORPORATION TO MAY 18, 1998
------------------------------------------------------------------------

          SALT LAKE CITY, UT -- Huntsman Packaging Corporation announced today that the pending tender offer by its subsidiary for all of the outstanding shares of common stock of Blessings Corporation (AMEX:BCO) has been extended to 5:00 p.m., New York City time, on May 18, 1998, unless further extended. All other terms and conditions of the tender offer, including the purchase price of $21.00 per share, remain unchanged.

          Huntsman Packaging has been advised by ChaseMellon Shareholder Services, L.L.C., the Depositary for the offer, that as of the close of business on Monday, May 11, 1998, approximately 9,773,518 shares of common stock of Blessings Corporation had been validly tendered and not withdrawn, representing approximately 94.5% of the outstanding shares of Blessings Corporation on a fully diluted basis.

          Huntsman Packaging is extending the tender offer because the waiting period under the Mexican Federal Law of Economic Competition has not been terminated or expired. Huntsman Packaging currently anticipates that the Mexican Federal Competition Commission will take formal action with respect to this waiting period by May 18, 1998.